OMB APPROVAL OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

               HAGUE CORP.
(Name of Issuer)

            Common Stock
     (Title of Class of Securities)

             405184102
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         November 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 405184102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen Squires
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,550,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 35,550,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%*
14	TYPE OF REPORTING PERSON* IN

        *    The calculation of the foregoing percentage is based upon 69,375,000 shares of Hague Corp. common stock outstanding as of November 4, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 405184102	Page 3 of 5 Pages

Item 1.           Security and Issuer

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Hague Corp., a Nevada corporation (the “Company”). The Company’s principal offices are located at 14220 E. Cavedale Road, Scottsdale, AZ 85262.

Item 2.           Identity and Background

(a-b)     This Schedule 13D is being filed by Stephen Squires (the “Reporting Person”). The address of the Reporting Person c/o Hague Corp. at 14220 E. Cavedale Road, Scottsdale, AZ 85262.

(c)     The Reporting Person is a President and Chief Executive Officer of the Company.

(d-e)     During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock to acquire control of the Issuer in connection with the completion of an Agreement and Plan of Merger and Reorganization pursuant to which Hague Corp. acquired control of Solterra Renewable Technologies, Inc., a company in which Mr. Squires was the principal stockholder. An exchange of stock for stock took place and no cash consideration was paid. See Issuer’s Form 8-K filed on November 10, 2008, as amended on November 14, 2008, for additional information on the Plan of Reorganization, change in control of the Issuer, change in business of the Issuer and change in management and directors of the Issuer.

Item 4.           Purpose of Transactions

Other than as described in a Form 8-K filed by the Issuer on November 10, 2008, as amended on November 14, 2008 and as described under Item 6 below, the Reporting Person has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may in the future engage in and may plan for his engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

SCHEDULE 13D
CUSIP No. 405184102	Page 4 of 5 Pages

Item 5.           Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person is the beneficial holder of 35,550,000 shares of Common Stock of the Company, constituting 51.2% of the Company’s outstanding Common Stock (see Calculating the Percentage Ownership below ).

Calculating the Percentage Ownership: The percentages calculated above are based upon 69,375,000 shares of Common Stock of the Company outstanding as of November 17, 2008.

(b)     The Reporting Person has: (i) sole power to vote or to direct the vote of 35,550,000 shares of Common Stock.

(c)     Mr. Squires acquired 35,550,000 shares of the Issuer’s Common Stock on November 4, 2008. For additional information, see the issuer’s Form 8-K filed on November 10, 2008, as amended on November 14, 2008.

(d)     Not applicable.

(e)     Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On November 4, 2008, the Company entered into a Securities Purchase Agreement, Debenture, Security Agreement, Subsidiary Guarantee Agreement, Registration Rights Agreement, Escrow Agreement, Stock Pledge Agreement and other related transactional documents (the “Transaction Documents”) to obtain $1,500,000 in gross proceeds from three non-affiliated parties (collectively hereinafter referred to as the “Lenders”) in exchange for 3,525,000 restricted shares of Common Stock of the Company (the “Restricted Shares”) and Debentures in the principal amount aggregating $1,500,000. Each Debenture has a term of three years maturing on November 4, 2011 bearing interest at the rate of 8% per annum and is prepayable by the Company at anytime without penalty, subject to the Debenture holders’ conversion rights. Each Debenture is convertible at the option of each Lender into the Company’s Common Stock (the “Debenture Shares”, which together with the Restricted Shares shall collectively be referred to as the “Securities”) at a conversion price of $.2667 per share (the “Conversion Price”). The Registration Rights Agreement requires the Company to register the resale of the Securities within certain time limits and to be subject to certain penalties in the event the Company fails to timely file the Registration Statement, fails to obtain an effective Registration Statement or, once effective, to maintain an effective Registration Statement until the Securities are saleable pursuant to Rule 144 without volume restriction or other limitations on sale. The Debentures are secured by the assets of the Company and are guaranteed by Solterra as the Company’s subsidiary. In the event the Debentures are converted in their entirety, the Company would be required to issue and aggregate of 5,624,297 shares of the Company’s Common Stock, subject to anti-dilution protection for stock splits, stock dividends, combinations, reclassifications and sale of the Company’s Common Stock a a price below the Conversion Price.  Certain changes of control or fundamental transactions such as a merger or consolidation with another company could cause an event of default under the Transaction Documents.

The Transaction Documents include a Stock Pledge Agreement pursuant to which Stephen Squires has pledged 20,000,000 shares of our Common Stock to the Debenture holders (the “Holders”) until such time as the Debentures are paid in their entirety. Also, the Securities Purchase Agreement provides until such time as the Holders no longer hold any Debentures, we shall appoint two (2) members to our Board of Directors, with such board members to be appointed by MKM Opportunity Master Fund, Ltd. (“MKM”).  Each member appointed by MKM will be independent of, and not affiliated with, MKM. In addition, so long as MKM has the right to appoint two board members under this Agreement, we shall not expand the size of our Board of Directors to more than seven (7) board members.  Notwithstanding the foregoing, in the event of a default under the Transaction Documents, MKM and Steven Posner Irrevocable Trust u/t/a Dated 06/17/65 (“Posner”) shall have the right to appoint three (3) and two (2) members, respectively, to our Board of Directors, which directors need not be independent of, and may be affiliated with, MKM or Posner.  In the event that MKM or Posner exercises their right to appoint members of our Board of Directors in the event of a default, the Board of Directors shall set the size of the Board to no more than nine (9) members.

SCHEDULE 13D
CUSIP No. 405184102	Page 5 of 5 Pages

Item 7.                      Materials to be filed as Exhibits

Incorporated by reference are the exhibit filed by Hague Corp. on November 10, 2008 under a Form 8-K, date of earliest event – November 4, 2008. The Form 8-K includes a stock pledge agreement pursuant to which Mr. Squire’s pledged 20,000,000 shares of common stock to insure repayment of certain debentures. It also includes a Securities Purchase Agreement pursuant to which the debenture holders could obtain control of the board in the event of default.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2008

Signature By:	/s/ Stephen Squires
Stephen Squires